

April 9, 2012

<u>Via E-mail</u>
Dean A. McCoy
Senior Vice President and
  Chief Accounting Officer
National Beverage Corp.
8100 SW Tenth Street
Suite 4000
Fort Lauderdale, FL 33324

      Re: **National Beverage Corp.**
               Form 10-K for the Year Ended April 30, 2011
               Filed July 14, 2011
               File No. 001-14170

Dear Mr. McCoy:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/Tia L. Jenkins

                         Tia L. Jenkins
                         Senior Assistant Chief Accountant
                         Office of Beverages, Apparel and
                         Mining